Exhibit 99.2

Press Release

Brussels – 31 Oct 2023 – 8:00 CET

Anheuser-Busch InBev Launches Cash Tender Offers for up to USD 3 Billion Aggregate Purchase Price of Thirteen Series of USD Notes, Three Series of EUR Notes and Two Series of GBP Notes

31 October 2023 – Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) today announced the commencement of offers by AB InBev and its wholly-owned subsidiaries Anheuser-Busch InBev Worldwide Inc. (“ABIWW”), Anheuser-Busch Companies, LLC (“ABC”) and Anheuser-Busch InBev Finance Inc. (“ABIFI”, and together with AB InBev, ABIWW and ABC, the “Companies”) to purchase for cash any validly tendered (and not validly withdrawn) and accepted notes up to an aggregate purchase price (excluding accrued and unpaid interest) of US$3 billion (such amount, as the same may be increased or decreased, the “Aggregate Offer Cap”) of thirteen series of USD notes (the “USD Notes”), three series of EUR notes (the “EUR Notes”) and two series of GBP notes (the “GBP Notes”) issued by the Companies, across the Pool 1 Tender Offers and the Pool 2 Tender Offers, each with a separate Pool Offer Cap, as described in the table below (the “Tender Offers”).

The Tender Offers are being made upon the terms and subject to the conditions set forth in the offer to purchase dated 31 October 2023 (the “Offer to Purchase”). Terms not defined in this announcement have the meanings given to them in the Offer to Purchase. Copies of the Offer to Purchase are available to holders through the information agent, Global Bondholder Services Corporation, at its website https://gbsc-usa.com/registration/abi or by calling +1 (855) 654-2014 (toll free) or +1 212-430-3774 (for banks and brokers).

Upon the terms and subject to the conditions set forth in the Offer to Purchase, each of AB InBev, ABIFI, ABIWW and ABC is offering to purchase, up to the Aggregate Offer Cap and the applicable Pool Offer Caps, the Notes issued by it set forth in the table below, subject to the Acceptance Priority Levels (as defined below). Notes purchased in the Tender Offers will be retired and cancelled.

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Notes Listed Below

Up to the Applicable Pool Offer Cap and the Aggregate Offer Cap(a)

Title of Notes(f)	ISIN / (if applicable) CUSIP	Outstanding Principal Amount	Maturity Date	Issuer and Offeror	Acceptance Priority Level(b)	Reference Security / Interpolated Mid-Swap Rate(c)	Fixed Spread (basis points)(d)	Early Tender Payment (per $1,000, €1,000 or £1,000, as applicable)(e)	Bloomberg Reference Page

Pool 1 Tender Offers Up to the Pool 1 Offer Cap of $1,200,000,000

3.650% Notes due 2026	US03522AAG58/ 03522AAG5 144A: US03522AAD28/ 03522AAD2 Reg S: USU00323AD40/ U00323AD4	$3,491,141,000(g)	1 February 2026	ABIWW and ABC	1	UST 4.625% due 15 October 2026	45	$30	PX1

2.700% Notes due 2026	BE6265142099	€1,000,000,000	31 March 2026	AB InBev	2	2026 Interpolated Mid-Swap Rate	-5	€30	IRSB EU (Pricing Source: BGN)

Pool 2 Tender Offers

Up to the Pool 2 Offer Cap of $3,000,000,000 less the aggregate purchase price (excluding accrued and unpaid interest) payable for the Pool 1 Notes validly tendered and accepted for purchase in the Pool 1 Tender Offers

3.750% Notes due 2042	US03523TBQ04/ 03523TBQ0	$471,193,000	15 July 2042	ABIWW	1	UST 4.375% due 15 August 2043	72	$30	PX1

2.850% Notes due 2037	BE6295395956	£411,263,000	25 May 2037	AB InBev	2	UKT 1.750% due 7 September 2037	54	£30	FIT GLT10-50

4.000% Notes due 2043	US035242AB27/ 035242AB2	$404,435,000	17 January 2043	ABIFI	3	UST 4.375% due 15 August 2043	82	$30	PX1

4.600% Notes due 2060	US035240AU42/ 035240AU4	$496,643,000	1 June 2060	ABIWW	4	UST 3.625% due 15 May 2053	94	$30	PX1

4.500% Notes due 2050	US035240AT78 /035240AT7	$1,566,899,000	1 June 2050	ABIWW	5	UST 3.625% due 15 May 2053	92	$30	PX1

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4.600% Notes due 2048	US035240AN09/ 035240AN0	$2,178,598,000	15 April 2048	ABIWW	6	UST 3.625% due 15 May 2053	94	$30	PX1

4.750% Notes due 2058	US035240AP56/ 035240AP5	$980,693,000	15 April 2058	ABIWW	7	UST 3.625% due 15 May 2053	99	$30	PX1

4.350% Notes due 2040	US035240AS95/ 035240AS9	$1,000,000,000	1 June 2040	ABIWW	8	UST 4.375% due 15 August 2043	83	$30	PX1

4.625% Notes due 2044	US03524BAF31/ 03524BAF3	$850,000,000	1 February 2044	ABIFI	9	UST 4.375% due 15 August 2043	91	$30	PX1

2.000% Notes due 2035	BE6301511034	€750,000,000	23 January 2035	AB InBev	10	2035 Interpolated Mid-Swap Rate	50	€30	IRSB EU (Pricing Source: BGN)

4.375% Notes due 2038	US035240AM26/ 035240AM2	$1,500,000,000	15 April 2038	ABIWW	11	UST 3.875% due 15 August 2033	116	$30	PX1

4.900% Notes due 2046	US03522AAJ97/ 03522AAJ9 144A: US03522AAF75/ 03522AAF7 Reg S: USU00323AF97/ U00323AF9	$9,542,514,000(h)	1 February 2046	ABIWW and ABC	12	UST 4.375% due 15 August 2043	98	$30	PX1

4.900% Notes due 2046	US035242AN64/ 035242AN6	$1,457,486,000	1 February 2046	ABIFI	13	UST 4.375% due 15 August 2043	98	$30	PX1

1.650% Notes due 2031	BE6312822628	€1,000,000,000	28 March 2031	AB InBev	14	2031 Interpolated Mid-Swap Rate	37	€30	IRSB EU (Pricing Source: BGN)

2.250% Notes due 2029	BE6295393936	£336,755,000	24 May 2029	AB InBev	15	UKT 0.500% due 31 January 2029	34	£30	FIT GLT0-10

3.500% Notes due 2030	US035240AV25/ 035240AV2	$1,750,000,000	1 June 2030	ABIWW	16	UST 3.875% due 15 August 2033	73	$30	PX1

(a)

The offers with respect to the 3.650% Notes due 2026 issued by ABC and ABIWW, the 3.650% Notes due 2026 issued by ABC and ABIWW (144A / Reg S) and the 2.700% Notes due 2026 issued by AB InBev (collectively, the “Pool 1 Notes”) are subject to the “Pool

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1 Offer Cap” of $1,200,000,000, representing the maximum aggregate purchase price payable, excluding accrued and unpaid interest, in respect of the Pool 1 Notes that may be purchased (the “Pool 1 Tender Offers”) and subject to the Aggregate Offer Cap (as defined below) not being exceeded. The offers with respect to the 3.750% Notes due 2042 issued by ABIWW, the 2.850% Notes due 2037 issued by AB InBev, the 4.000% Notes due 2043 issued by ABIFI, the 4.600% Notes due 2060 and the 4.500% Notes due 2050 issued by ABIWW, the 4.600% Notes due 2048, the 4.750% Notes due 2058 and the 4.350% Notes due 2040 issued by ABIWW, the 4.625% Notes due 2044 issued by ABIFI, the 2.000% Notes due 2035 issued by AB InBev, the 4.375% Notes due 2038 issued by ABIWW, the 4.900% Notes due 2046 issued by ABC and ABIWW, the 4.900% Notes due 2046 issued by ABC and ABIWW (144A / Reg S), the 4.900% Notes due 2046 issued by ABIFI, the 1.650% Notes due 2031 and the 2.250% Notes due 2029 issued by AB InBev and the 3.500% Notes due 2030 issued by ABIWW (collectively, the “Pool 2 Notes”, and together with the Pool 1 Notes, the “Notes”) are subject to the “Pool 2 Offer Cap” (and together with the Pool 1 Offer Cap, the “Pool Offer Caps”) of $3,000,000,000 less the aggregate purchase price (excluding accrued and unpaid interest) payable for the Pool 1 Notes validly tendered and accepted for purchase in the Pool 1 Tender Offers, representing the maximum aggregate purchase price payable, excluding accrued and unpaid interest, in respect of the Pool 2 Notes that may be purchased (the “Pool 2 Tender Offers, and together with the Pool 1 Tender Offers, the “Tender Offers”). The Tender Offers are subject to an “Aggregate Offer Cap” equal to an aggregate purchase price (excluding accrued and unpaid interest) of up to $3,000,000,000, subject to the terms and conditions described in the Offer to Purchase. The Pool 1 Offer Cap, the Pool 2 Offer Cap and the Aggregate Offer Cap, subject to applicable law, may be increased or decreased in the sole discretion of the Companies.

(b)

We will accept Notes in each of the Tender Offers in the order of their respective Acceptance Priority Level specified in the table above (each, an “Acceptance Priority Level,” with “1” being the highest Acceptance Priority Level and “2” being the lowest Acceptance Priority Level in the case of the Pool 1 Tender Offers, and “1” being the highest Acceptance Priority Level and “16” being the lowest Acceptance Priority Level in the case of the Pool 2 Tender Offers), subject to the terms and conditions described in the Offer to Purchase.

(c)

The applicable Reference Security will be used to calculate the applicable Total Consideration (as defined below) payable for each series of USD Notes and GBP Notes, and the applicable Interpolated Mid-Swap Rate will be used to calculate the applicable Total Consideration payable for each series of EUR Notes. The Total Consideration payable pursuant to the Tender Offers will be calculated and determined as set forth in the Offer to Purchase.

(d)

The applicable Fixed Spread will be used to calculate the applicable Total Consideration (as defined below) payable for each series of Notes, which already includes the Early Tender Payment. The Total Consideration payable pursuant to the Tender Offers will be calculated and determined as set forth in the Offer to Purchase.

(e)

Payable in cash per each $1,000, €1,000 or £1,000 principal amount, as applicable, of the specified series of Notes validly tendered and not validly withdrawn at or prior to the Early Tender Time and accepted for purchase.

(f)

The GBP Notes and the EUR Notes are fully and unconditionally guaranteed by ABC, ABIFI, ABIWW, Brandbev S.à r.l., Brandbrew S.A. and Cobrew NV (the “Guarantors”). The USD Notes are fully and unconditionally guaranteed by AB InBev and certain of its direct and indirect subsidiaries.

(g)

The $3,491,141,000 aggregate outstanding principal amount of 3.650% Notes due 2026 issued by ABIWW and ABC consists of (i) $3,335,820,000 outstanding principal amount of 3.650% Notes due 2026 issued by ABIWW and ABC (US03522AAG58/03522AAG5) and (ii) $155,321,000 outstanding principal amount of 3.650% Notes due 2026 issued by ABIWW and ABC (144A: US03522AAD28/03522AAD2 & Reg S: USU00323AD40/U00323AD4).

(h)

The $9,542,514,000 aggregate outstanding principal amount of 4.900% Notes due 2046 issued by ABIWW and ABC consists of (i) $9,518,964,000 outstanding principal amount of 4.900% Notes due 2046 issued by ABIWW and ABC (US03522AAJ97/03522AAJ9) and (ii) $23,550,000 outstanding principal amount of 4.900% Notes due 2046 issued by ABIWW and ABC (144A: US03522AAF75/03522AAF7 & Reg S: USU00323AF97/U00323AF9).

The Tender Offers for the Notes will expire at 5:00 p.m., New York City time, on 30 November 2023 (the “Expiration Time”), or, in each case, any other date and time to which the Companies extend the applicable Tender Offer. Holders must validly tender their Notes prior to 5:00 p.m., New York City time, on 14 November 2023 (such date and time, as it may be extended with respect to a series of Notes, the “Early Tender Time”), to be eligible to receive the applicable Total Consideration (as defined below) which includes an amount in cash (the “Early Tender Payment”) equal to the applicable amount set forth in the table above under the heading “Early Tender Payment,” plus accrued interest. If Holders validly tender their Notes after the Early Tender Time but at or prior to the applicable Expiration Time, Holders will only be eligible to receive the applicable Tender Offer Consideration plus accrued interest.

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Notes tendered may be withdrawn at or prior to, but not after, 5:00 p.m. New York City time, on 14 November 2023 (such date and time, as it may be extended with respect to a series of Notes, the “Withdrawal Deadline”). The Tender Offers are subject to the satisfaction of certain conditions, as set forth in the Offer to Purchase.

The Companies will only accept for purchase Notes up to a combined aggregate purchase price (excluding accrued and unpaid interest) that will not exceed the Aggregate Offer Cap and each of the Pool Offer Caps. The Pool 2 Offer Cap will initially be calculated on the basis of the Pool 1 Notes validly tendered and not validly withdrawn at or before the Early Tender Time, subject to the Pool 1 Offer Cap; provided however that if neither the Aggregate Offer Cap nor the Pool 1 Offer Cap have been reached as at the Early Tender Time, the Pool 2 Offer Cap will then be calculated again following the Expiration Time on the basis of all Pool 1 Notes validly tendered and not validly withdrawn pursuant to the Pool 1 Tender Offers, subject to the Pool 1 Offer Cap (but without prejudice to the fact that Notes tendered at or before the Early Tender Time will have priority over Notes tendered after the Early Tender Time, regardless of the Acceptance Priority Levels and whether such Notes are Pool 1 Notes or Pool 2 Notes).

Subject to applicable law, the Companies reserve the right, but are under no obligation, to increase or decrease the Aggregate Offer Cap, the Pool 1 Offer Cap and/or the Pool 2 Offer Cap in respect of the Tender Offers at any time (without extending the Withdrawal Deadline or otherwise reinstating withdrawal rights of Holders), which could result in the Companies purchasing a greater aggregate principal amount of Notes in the Tender Offers.

The purchase of any series of Notes is not conditioned upon the purchase of any other series of Notes. Any Notes validly tendered and not validly withdrawn in the Tender Offers and accepted for purchase will be purchased by the Companies based on the applicable Pool Offer Cap and the Aggregate Offer Cap and the acceptance priority levels within each of the Pool 1 Tender Offers and the Pool 2 Tender Offers noted above (the “Acceptance Priority Levels”), each as more fully described in the Offer to Purchase. With respect to each of the Tender Offers, if the purchase of all validly tendered Notes would result in an aggregate purchase price greater than the applicable Pool Offer Cap, then such Tender Offer will be oversubscribed and if the Companies accept Notes in such Tender Offer, any Notes accepted for purchase in the lowest Acceptance Priority Level in which Notes are accepted for purchase will be accepted for tender on a prorated basis. For the avoidance of doubt, Notes tendered at or before the Early Tender Time will have priority over Notes tendered after the Early Tender Time, regardless of the Acceptance Priority Levels of such Notes tendered after the Early Tender Time and whether such Notes are Pool 1 Notes or Pool 2 Notes. If any of the applicable Pool Offer Caps are reached at the Early Tender Time, then no Notes tendered after the Early Tender Time in such Tender Offer will be purchased unless the Companies increase the applicable Pool Offer Cap. If the Aggregate Offer Cap is reached at the Early Tender Time, then no Notes tendered after the Early Tender Time will be purchased unless the Companies increase the Aggregate Offer Cap and the applicable Pool Offer Cap.

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Holders of Notes that are validly tendered and not validly withdrawn at or prior to the Early Tender Time and that are accepted for purchase will receive the applicable “Total Consideration”, which includes the Early Tender Payment for the applicable series of Notes set forth in the table above.

Holders of any Notes that are validly tendered after the Early Tender Time but at or before the Expiration Time and that are accepted for purchase will receive the applicable Total Consideration minus the Early Tender Payment. The Total Consideration minus the Early Tender Payment is referred to as the “Tender Offer Consideration”.

Holders are advised to check with any bank, securities broker or other intermediary through which they hold their Notes as to when such intermediary needs to receive instructions from a holder in order for that holder to be able to participate in the Tender Offers before the deadlines specified herein and in the Offer to Purchase. The deadlines set by the clearing system for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer to Purchase.

Holders holding GBP Notes or EUR Notes directly in the NBB-SSS or through a direct participant of the NBB-SSS (other than Euroclear or Clearstream, Luxembourg) must, in order to be eligible to participate in the Tender Offers in the manner specified in the Offer to Purchase, (i) arrange for the GBP Notes or EUR Notes which they wish to tender to be transferred to an account in either Euroclear or Clearstream, Luxembourg, and (ii) maintain, or where relevant, procure, access to an account in either Euroclear or Clearstream, Luxembourg through which such GBP Notes or EUR Notes can be traded, and to which the Total Consideration or the Tender Offer Consideration (as applicable) and the applicable accrued interest payment may be credited by AB InBev.

Holders of GBP Notes or EUR Notes who do not have access to an account, as described above, in either Euroclear or Clearstream, Luxembourg (either directly or through a direct participant or other intermediary), or who do not transfer the GBP Notes or EUR Notes which they wish to tender to a direct participant in either clearing system, will not be able to submit a GBP/EUR Tender Instruction (as defined in the Offer to Purchase) to the Tender and Information Agent and will not be eligible to participate in the Tender Offers in the manner specified in the Offer to Purchase.

Any Holder of GBP Notes or EUR Notes who (i) holds its GBP Notes or EUR Notes directly, or through a direct participant of the NBB-SSS, in an “N account” within the NBB-SSS, (ii) is not eligible, in accordance with Article 4 of the Belgian Royal Decree of 26 May 1994, to hold its Notes (directly or indirectly) in an “X account” within the NBB-SSS, and who is therefore unable to transfer the relevant Notes to an account in either Euroclear or Clearstream, Luxembourg and (iii) who is eligible to view the Offer to Purchase and make an investment decision with respect to the Tender Offers, may contact the Tender and Information Agent for further information, using the contact details set out below.

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English, Dutch and French versions of this press release will be available on www.ab-inbev.com.

The Lead Dealer Managers for the Tender Offers (in respect of the Tender Offers as made to Relevant Holders (as defined below) only) are:

BofA Securities, Inc.

620 S Tryon Street, 20th Floor

Charlotte

North Carolina 28255

United States of America

Attention: Liability Management

Group

Collect: (980) 387-3907

Toll-Free: (888) 292-0070

Email: debt_advisory@bofa.com

In Europe:

Telephone: +33 1 877 01057

Email: DG.LM-EMEA@bofa.com

Citigroup Global Markets Inc.

388 Greenwich Street, Trading 4th Floor

New York, New York 10013

United States of America

Attention: Liability Management

Group

Collect: (212) 723-6106

Toll-Free: (800) 558-3745

Email: ny.liabilitymanagement@citi.com

Deutsche Bank Aktiengesellschaft Mainzer Landstrabe 11-17 60329 Frankfurt am Main Germany Tel: +44 20 7545 8011

Deutsche Bank Securities Inc. 1 Columbus Circle New York, NY 10019 United States of America Attn: Liability Management Group Toll free: (866) 627-0391 Collect: (212) 250-2955	J.P. Morgan SE Taunustor 1 (TaunusTurm) 60310 Frankfurt am Main Germany Attn: Liability Management Group Collect: +44 20 7134 2468 Email: Liability_Management_EM EA@jpmorgan.com	J.P. Morgan Securities LLC 383 Madison Avenue New York, NY 10179 United States of America Attn: Liability Management Group Collect: (212) 834-4818 Toll-Free: (866) 834-4666

Santander US Capital Markets LLC

437 Madison Avenue

10th Floor

New York, NY 10022

United States of America

Attention: Liability Management Group

Fax: 212-407-0930

Toll: 212-940-1442

Toll-Free: 855-404-3636

Email: AmericasLM@santander.us

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Barclays Bank PLC & Barclays Capital Inc.	BNP Paribas Securities Corp.	ING Bank N.V.

The Tender and Information Agent for the Tender Offers is:

Global Bondholders Services Corporation

65 Broadway – Suite 404

New York, New York 10006

Attention: Corporate Actions

Bank and Brokers Call Collect: +1 (212) 430-3774

All Others Please Call Toll-Free: +1 (855) 654-2014

Fax: +1 (212) 430-3775 or +1 (212) 430-3779

E-mail: contact@gbsc-usa.com

Tender Offer Website: https://gbsc-usa.com/registration/abi

Non-U.S. Distribution Restrictions

Italy. None of the Tender Offers, this announcement, the Offer to Purchase or any other documents or materials relating to the Tender Offers have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to applicable Italian laws and regulations. The Tender Offers are being carried out in the Republic of Italy (“Italy”) as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of the Notes that are resident or located in Italy can tender their Notes for purchase through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with any other applicable laws and regulations and with any requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with applicable laws and regulations concerning information duties vis-à -vis its clients in connection with the Notes or the Offer to Purchase.

United Kingdom. The communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Tender Offers is not being made by and such documents and/or materials have not been approved by an “authorised person” for the

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purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21(1) of the FSMA on the basis that it is only directed at and may only be communicated to: (1) persons who are outside of the United Kingdom; (2) investment professionals falling within the definition contained in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (3) those persons who are existing members or creditors of the Companies or other persons falling within Article 43(2) of the Order; or (4) any other persons to whom such documents and/or materials may lawfully be communicated in accordance with the Order (all such persons together being referred to as “relevant persons”). This announcement, the Offer to Purchase and any other documents or materials relating to the Tender Offers are only available to relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

France. The Tender Offers are not being made, directly or indirectly, in the Republic of France (other than to qualified investors as described below). This announcement, the Offer to Purchase and any other document or material relating to the Tender Offers have only been, and shall only be, distributed in the Republic of France to qualified investors as defined in Article 2(e) of Regulation (EU) 2017/1129 (the “Prospectus Regulation”). None of this announcement, the Offer to Purchase nor any other documents or materials relating to the Tender Offers have been or will be submitted for clearance to the Autorité des marchés financiers.

Belgium. None of this announcement, the Offer to Purchase nor any other documents or materials relating to the Tender Offers have been, or will be, submitted or notified to, or approved or recognized by, the Belgian Financial Services and Markets Authority (“Autorité des services et marchés financiers”/“Autoriteit voor Financiële Diensten en Markten”). The Tender Offers are not being made in Belgium by way of a public offering within the meaning of Articles 3, §1, 1° and 6, §1 of the Belgian Law of 1 April 2007 on public takeover bids (“loi relative aux offres publiques d’acquisition”/ “wet op de openbare overnamebiedingen”), as amended or replaced from time to time. Accordingly, the Tender Offers may not be, and are not being, advertised and the Tender Offers will not be extended and this announcement, the Offer to Purchase and any other documents or materials relating to the Tender Offers (including any memorandum, information circular, brochure or any similar documents) may not, have not, and will not, be distributed or made available, directly or indirectly, to any person in Belgium other than to “qualified investors” (“investisseur qualifié”/“gekwalificeerde belegger”) within the meaning of Article 2(e) of the Prospectus Regulation acting on their own account. Insofar as Belgium is concerned, the Tender Offers are made only to qualified investors, as this term is defined above. Accordingly, the information contained in this announcement, the Offer to Purchase or in any other documents or materials relating to the Tender Offers may not be used for any other purpose or disclosed or distributed to any other person in Belgium.

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Legal Notices

None of the Dealer Managers (nor any of their respective directors, officers, employees, agents or affiliates) has any role in relation to any part of the Tender Offers made to Holders that are not Relevant Holders, where “Relevant Holders” means:

(i) a Holder of the USD Notes; or

(ii) a Holder of GBP Notes or EUR Notes that is:

(a) if resident or located in a member state of the European Union (the “EU”), an “eligible counterparty” or a “professional client”, each as defined in Directive No. 2014/65/EU on markets in financial instruments (as amended from time to time);

(b) if resident or located in the UK, an “eligible counterparty”, as defined in the FCA Handbook Conduct of Business Sourcebook, or a “professional client” as defined in point (8) of Article 2(1) of Regulation (EU) No. 600/2014 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018; or

(c) if resident or located in a jurisdiction outside of the EU and the UK, an institutional holder under applicable local law and not a retail holder.

This announcement is for informational purposes only and is not an offer to sell or purchase, a solicitation of an offer to purchase or a solicitation of consents with respect to any securities. There will there be no sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

This announcement does not describe all the material terms of the Tender Offers and no decision should be made by any Holder on the basis of this announcement. The terms and conditions of the Tender Offers are described in the Offer to Purchase. This announcement must be read in conjunction with the Offer to Purchase. The Offer to Purchase contains important information which should be read carefully before any decision is made with respect to the Tender Offers. If any Holder is in any doubt as to the contents of this announcement, or the Offer to Purchase, or the action it should take, it is recommended that the Holder seek its own financial and legal advice, including in respect of any tax consequences, immediately from its stockbroker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Notes pursuant to the Tender Offers.

None of the Companies, the Dealer Managers or their affiliates, their respective boards of directors, the Tender and Information Agent, the trustee with respect to the USD Notes or any of their respective affiliates makes any recommendation, or has expressed an opinion, as to whether or not Holders should tender their Notes, or refrain from doing so, pursuant to the Tender Offers. Each Holder should make its own decision as to whether to tender its Notes and if so, the principal amount of the Notes to tender.

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The Companies have not filed this announcement or the Offer to Purchase with, and they have not been reviewed by, any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Tender Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The Offer to Purchase does not constitute an offer to purchase Notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities or blue sky laws. The distribution of the Offer to Purchase in certain jurisdictions is restricted by law. Persons into whose possession the Offer to Purchase comes are required by each of the Companies, the Dealer Managers, the Tender and Information Agent to inform themselves about, and to observe, any such restrictions.

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Anheuser-Busch InBev Contacts

Investors Shaun Fullalove Tel: +1 212 573 9287 E-mail: shaun.fullalove@ab-inbev.com	Media Fallon Buckelew Tel: +1 310 592 6319 E-mail: fallon.buckelew@ab-inbev.com

Maria Glukhova Tel: +32 16 276 888 E-mail: maria.glukhova@ab-inbev.com	Michaël Cloots Tel: +32 497 167 183 E-mail: michael.cloots@ab-inbev.com

Cyrus Nentin

Tel: +1 646 746 9673

E-mail: cyrus.nentin@ab-inbev.com

Fixed Income Investors

Patrick Ryan

Tel: +1 646 746 9667

E-mail: patrick.ryan@ab-inbev.com

About Anheuser-Busch InBev (AB InBev)

AB InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona®, Michelob ULTRA® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 167,000 colleagues based in nearly 50 countries worldwide. For 2022, AB InBev’s reported revenue was 57.8 billion USD (excluding JVs and associates).

Forward-Looking Statements

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to the risks and uncertainties relating to AB InBev that are described under Item 3.D of AB InBev’s Annual Report on Form 20-F filed with the SEC on 17 March 2023. Many of these risks and uncertainties are, and will be, exacerbated by any further worsening of the global business and economic environment, the ongoing conflict in Russia and Ukraine and the Middle East and the COVID-19 pandemic. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results

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or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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